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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.	)*

Altair Nanotechnologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)
021373105
(CUSIP Number)

James M. Kearney Stoel Rives LLP 900 SW Fifth Avenue, Suite 2600 Portland, Oregon 97204 (503) 294-9383
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Energy Storage Technology (China) Group Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	37,036,807
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	37,036,807
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	37,036,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) (based on 69,452,487 Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed June 30, 2011) 53.3%
14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Canon Investment Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	37,036,807
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	37,036,807
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	37,036,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) (based on 69,452,487 Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed June 30, 2011) 53.3%
14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yincang Wei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	37,036,807
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	37,036,807
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	37,036,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) (based on 69,452,487 Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed June 30, 2011) 53.3%
14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Zhuhai Jiamei Energy Technology Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	37,036,807
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	37,036,807
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	37,036,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) (based on 69,452,487 Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed June 30, 2011) 53.3%
14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Zhuhai Yintong Energy Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	37,036,807
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	37,036,807
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	37,036,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) (based on 69,452,487 Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed June 30, 2011) 53.3%
14.	Type of Reporting Person (See Instructions)	OO

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, no par value (the “Shares”), of Altair Nanotechnologies, Inc., a corporation incorporated under the laws of Canada (the “Issuer”).  The principal executive offices of the Issuer are located at 204 Edison Way, Reno, Nevada 89502.

Item 2.  Identity and Background

The names of the persons filing this statement are Energy Storage Technology (China) Group Ltd, a Hong Kong corporation (the “Buyer”), Canon Investment Holdings Limited, a Hong Kong corporation  (“Canon”), Mr. Yincang Wei, the Executive Director and sole stockholder of Canon,  Zhuhai Jiamei Energy Technology Co., Ltd., a company organized under the laws of China (“Jiamei”) and Zhuhai Yintong Energy Co., Ltd., a Hong Kong corporation (“YTE”).  The Buyer, Mr. Yincang Wei, Jiamei, YTE and Canon are, together, the “Reporting Persons.”

Buyer is an affiliate of Canon through Canon’s subsidiaries.  Mr. Yincang Wei is the sole shareholder of Canon.  Canon owns 100% of Jiamei.  Jiamei owns 53.36% of YTE.  YTE owns 100% of Buyer.

The address of the principal office of the Buyer is Villa 1, 56 Huajing Garden, Jida, Zhuhai, Guangdong, China P.C.: 519015. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of each of the Reporting Persons is set forth on Schedule A.

Through its parent, YTE, Buyer is engaged in the manufacturing and sale of high-capacity and high-power Li-ion power batteries, energy-storage batters as well as batteries for general uses.

During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the other persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Share Subscription Agreement between Canon and the Issuer dated September 20, 2010, as amended (the “Share Subscription Agreement”), Canon paid $57.5 million to the Issuer for 37,036,807 Shares and then designated the Buyer as the owner of the Shares to be issued under the Share Subscription Agreement.

Item 4.  Purpose of Transaction

The purchase of the Shares provides financial resources to the Issuer, access to the Chinese market and supports long term development activities.

Except as set forth in this statement, the Share Subscription Agreement and the Investor Rights Agreement, each previously filed with the SEC, neither the Reporting Persons nor to Reporting Persons’ knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)           The Reporting Persons own 37,036,807 of the 69,452,487 Issuer common shares outstanding, or 53.3% of  Issuer’s common shares outstanding.

(b)           As described in Item 3, Canon purchased the Shares from Issuer and designated the Buyer as the owner of the Shares in the Share Subscription Agreement.  Buyer is wholly owned by YTE, an affiliate of Jiamei, which is wholly owned by Canon.  Mr. Yincang Wei is the sole shareholder of Canon   Each of Mr. Yincang Wei, YTE, Jiamei, Canon and EST may be deemed to have shared power to vote or direct the voting of the Shares.

(c)           Not applicable.

(d)           Other than YTE, Jiamei, Mr. Wei and Canon, no person, nor to the best of the Reporting Person’s knowledge, any of the other persons listed on Schedule A attached hereto, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Buyer is an affiliate of Canon.  Canon is wholly owned by Mr. Yincang Wei and owns 100% of Jiamei.  Jiamei owns 53.36% of YTE.  YTE owns 100% of Buyer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement dated as of September 29, 2011 between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MR. YINCANG WEI

By:	/s/ Yincang Wei
Yincang Wei
Date:	October 11, 2011

CANON INVESTMENT HOLDINGS LIMITED

By:	/s/ Yincang Wei
Yincang Wei
Its:	Executive Director
Date:	October 11, 2011

ENERGY STORAGE TECHNOLOGY (CHINA) GROUP LTD.

By:	/s/ Guohua Wei
Guohua Wei
Its:	Director and GM
Date:	October 11, 2011

ZHUHAI JIAMEI ENERGY TECHNOLOGY CO., LTD.

By:	/s/ Guohua Wei
Guohua Wei
Its:	Executive Director
Date:	October 11, 2011

ZHUAI YINTONG ENERGY CO., LTD.

By:	/s/ Jianhua Ao
Jianhua Ao
Its:	CEO
Date:	October 11, 2011

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

CANON

Name	Title	Business Address	Present principal occupation or employment
YINCANG WEI	Executive Director	Villa 1, Huajing Garden, Jida, Zhuhai, Guangdong, 518015, China	Executive Director
GUOHUA WEI	General Manager	Villa 2, Huajing Garden, Jida, Zhuhai, Guangdong, 518015, China	GM

YTE

Name	Title	Business Address	Present principal occupation or employment
YINCANG WEI	Chairman	16 Jinhu Rd., Sanzao, Zhuhai, P.R. China 519040	Chairman
JIANHUA AO	CEO	16 Jinhu Rd., Sanzao, Zhuhai, P.R. China 519040	CEO

JIAMEI

Name	Title	Business Address	Present principal occupation or employment
GUOHUA WEI	Executive Director	Villa 2, Huajing Garden, Jida, Zhuhai, Guangdong, 518015, China	Executive Director

EST

Name	Title	Business Address	Present principal occupation or employment
YINCANG WEI	Chairman	Villa 1, Huajing Garden, Jida, Zhuhai, Guangdong, 518015, China	Chairman
GUOHUA WEI	Director & GM	Villa 2, Huajing Garden, Jida, Zhuhai, Guangdong, 518015, China	GM